Exhibit 1.01

Conflict Minerals Report

This Conflict Minerals Report has been filed as an Exhibit to the Form SD filed by Big 5 Sporting Goods Corporation (the “Company” or “Big 5”) with respect to 2014. The date of filing of this Conflict Minerals Report is June 1, 2015.

This Conflict Minerals Report has been filed in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and the requirements of Form SD thereunder (collectively, the “Conflict Minerals Rule”), and contemplates products that may contain columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin (collectively, “3TG” or “Conflict Minerals”).

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. Some forward-looking statements are identifiable by the use of forward-looking words, such as “intend” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that the Company intends to take to mitigate the risk that the necessary Conflict Minerals included in its products benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by the Company’s direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners (“SORs”) and other market participants responsibly source Conflict Minerals, and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) region, the United States or elsewhere. Readers of this document are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. The Company does not intend, and undertakes no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Overview

Big 5 is a sporting goods retailer located in the western United States, with a product mix that includes athletic shoes, apparel and accessories, as well as a broad selection of outdoor and athletic equipment for team sports, fitness, camping, hunting, fishing, tennis, golf, winter and summer recreation and roller sports. The majority of the products that the Company sells are third-party branded items that are ordered from manufacturers and wholesalers. These products are typically sold by many retailers and the Company has no influence over the manufacturing of the products, including the sourcing of the components or metals contained therein. Accordingly, for purposes of Big 5’s compliance with the Conflict Minerals Rule, these products are not within scope.

The Company is subject to the Conflict Minerals Rule because it contracts to manufacture a portion of the products that it sells and some of these products may contain 3TG that are necessary to the functionality or production of the products.

The Company’s in-scope products received in 2014 that may contain 3TG represented less than 2.0% of its total products received in 2014. Additionally, due to its downstream position within the supply chain, and as a party that does not manufacture any products and only contracts to manufacture relatively small quantities of products, the Company has minimal ability to exert influence over the selection of mines, smelters or refiners. Through the efforts described in this Conflict Minerals Report, the Company seeks to ensure that its products are responsibly sourced.

Conflict Minerals Sourcing Policy

The Company maintains a policy pertaining to Conflict Minerals sourcing (the “Conflict Minerals Policy”) in furtherance of the Conflict Minerals Rule and as part of a greater effort to encourage suppliers to source responsibly, respect human rights and avoid the inadvertent funding of conflict. The Conflict Minerals Policy, which is available and accessible through the Investor Relations section of the Company’s website at http://www.big5sportinggoods.com, sets forth requirements that suppliers are expected to:

•	Remain educated by participating in relevant third-party education relating to 3TG traceability and Conflict Minerals Rule compliance.

•	Determine which products contain 3TG content for products that Big 5 contracts to manufacture.

•

Exercise due diligence on products that contain 3TG content, consistent with the Conflict Minerals Rule and the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold, Second Edition 2013 (the “OECD Guidance”).

•

Cooperate in providing Big 5 with the information necessary to enable Big 5 to comply with its requirements under the Conflict Minerals Rule, including through the completion of questionnaires and/or certifications.

•

Adopt a policy on responsible minerals sourcing that is consistent with the Conflict Minerals Policy and establish due diligence frameworks and management systems that are consistent with the OECD Guidance, and require direct and indirect suppliers to do the same.

The Conflict Minerals Policy indicates that the Company expects its suppliers to comply with the policy and, in cases where suppliers are found to be non-compliant, the Company intends to work with and encourage them to source responsibly. The Conflict Minerals Policy also indicates that, where these efforts fail or the Company believes that further engagement with a supplier would be inappropriate, the Company will re-evaluate its business relationship.

Due Diligence Program Design

The Company designed its due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the OECD Guidance. The OECD Guidance contains a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. The headings in the next section conform to the headings used in the OECD Guidance for each of the five steps.

Due Diligence Program Execution

In furtherance of its Conflict Minerals Rule due diligence, the Company performed the following due diligence measures with respect to 2014. Some of the due diligence measures discussed below are not expressly provided for in the OECD Guidance.

OECD Guidance Step 1: Establish strong company management systems.

1.

The Company maintains a Conflict Minerals Policy that is communicated in writing to all suppliers through inclusion in the Company’s vendor manual. In addition, the Conflict Minerals Policy is posted on the Company’s website and vendor portal. The Conflict Minerals Policy is summarized earlier in this Conflict Minerals Report.

2.

The Company maintains an internal inter-departmental management team to address Conflict Minerals Rule compliance, which consists of representatives from the Accounting, Buying, Legal and Product Safety departments. The Product Safety department is responsible for the compliance process and has a direct reporting line to senior management. The Company also retains subject matter experts to advise it in connection with its compliance with the Conflict Minerals Rule.

3.

Appropriate internal personnel are educated on the Conflict Minerals Rule, the OECD Guidance and the Company’s compliance plan and procedures, including reviewing and validating supplier responses to inquiries.

4.

The Company utilizes a questionnaire based on the Conflict Minerals Reporting Template developed by the Conflict-Free Sourcing Initiative (“CFSI”) to identify SORs in its supply chain. In addition, respondents are given the option to submit a completed CFSI Conflict Minerals Reporting Template.

5.

The Company’s policy is to maintain documentation relating to its Conflict Minerals Rule compliance program for a minimum of five years. The Company maintains business records relating to its Conflict Minerals Rule due diligence on a computerized database. Such records include due diligence processes, findings and resulting decisions.

6.	The Company furnished all in-scope suppliers with written communication relating to the Conflict Minerals Rule and its compliance obligations thereunder.

7.

The Company maintains a grievance mechanism, in the form of a link to an email address on the Company’s website, which allows third parties to voice concerns relative to the Company’s Conflict Minerals Policy.

OECD Guidance Step 2: Identify and assess risk in the supply chain.

1.

For 2014, the Company sent its in-scope suppliers (the “Suppliers”) by email an initial questionnaire to determine whether any of their potentially in-scope products contained 3TG. Once this determination was made, the Company then followed up by e-mail with the Suppliers that responded affirmatively to determine the source of 3TG and to identify relevant SORs in the Company’s supply chain. The Company also permitted Suppliers to provide a response by submitting a completed CFSI Conflict Minerals Reporting Template. The Company followed up by e-mail or phone with all Suppliers that did not respond to the request within the specified time frame. For failed responses after the primary follow up, the request was escalated to the relevant buyers and merchandise managers for follow-up with the Suppliers.

2.

The Company reviewed the responses received from Suppliers. The Company followed up by email or phone with all Suppliers that submitted an incomplete response or a response that it determined contained errors or inaccuracies, or where it otherwise determined the written response to not be suitable, in each case requesting the Supplier to submit a revised response.

OECD Guidance Step 3: Design and implement a strategy to respond to identified risks.

1.

The Company’s inter-departmental team reported its Conflict Minerals compliance findings and results of due diligence to senior management. These findings included Supplier responses and non-responses.

2.	The Company maintained a risk mitigation plan in the form of a procedures manual that included evaluation of non-responsive and non-conforming suppliers.

3.	The Company evaluated its risks with each Supplier on a case-by-case basis to determine the appropriate business measures, if any, to be taken.

4.

To further mitigate the risk that the necessary Conflict Minerals in its in-scope products benefit armed groups, the Company determined to take the additional steps discussed under “Risk Mitigation Efforts After the End of the Period Covered by This Report.”

OECD Guidance Step 4: Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.

Due to the Company’s downstream position in the supply chain and lack of direct relationships with upstream SORs, in connection with its due diligence, to the extent that smelters and refiners are identified, the Company intends to utilize information made available by the CFSI concerning independent third-party audits of SORs.

OECD Guidance Step 5: Report on supply chain due diligence.

The Company filed a Form SD, which includes this Conflict Minerals Report as an exhibit, with the Securities and Exchange Commission. The Company also made available on its website this Conflict Minerals Report and Form SD.

Product Information

The Company determined that its in-scope products received in 2014 that may contain 3TG represented less than 2.0% of its total products received in 2014. Additionally, due to its downstream position within the supply chain, and as a party that does not manufacture any products and only contracts to manufacture relatively small quantities of products, the Company has minimal ability to exert influence over the selection of mines, smelters or refiners.

For 2014, the Company’s in-scope categories of products were: (1) sportswear and winter apparel; (2) footwear; (3) scooters; and (4) sunglasses, daypacks and bookbags. Not all of the Company’s products in each of these categories were in scope for 2014.

Despite its due diligence efforts, for 2014, the Company was unable to determine all of the SORs used to process the necessary Conflict Minerals contained in its in-scope products or the Conflict Minerals’ countries of origin. The Company endeavored to determine the mine or location of origin of the Conflict Minerals contained in its in-scope products by requesting that Suppliers provide such information through the completion of a questionnaire. In addition, under the Company’s due diligence procedures, to the extent a SOR is identified, the Company also reviewed publicly available information in an attempt to determine the mine or location of origin. The Company identified Mitsubishi Materials Corporation as the sole known SOR in 2014.

Risk Mitigation Efforts After the End of the Period Covered by This Report

The Company has taken or intends to take the following steps in 2015 to mitigate the risk that the necessary Conflict Minerals in its in-scope products benefit armed groups:

1.	Encourage Suppliers that provided company-level information for 2014 to provide product level information for 2015 through ongoing outreach with these Suppliers.

2.	Engage with Suppliers that provided incomplete responses, or that did not provide responses, for 2014 to help ensure that they provide requested information for 2015.

3.	Encourage the continuing development and progress of traceability measures at Suppliers.

4.	Continue to support industry associations which develop and implement due diligence tools and training, including initiatives to identify SORs in the supply chain.

5.

Communicate to all suppliers the Company’s sourcing expectations through the dissemination of the Conflict Minerals Policy via our vendor manual. In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the expectations and/or requirements of the Conflict Minerals Policy, the Conflict Minerals Rule and the OECD Guidance.

All of the foregoing steps are in addition to the steps that the Company took with respect to its 2014 inquiries, which the Company intends to continue to take with respect to its 2015 inquiry to the extent applicable.

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